As filed with the Securities and Exchange Commission on July 14, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CORPORATE CAPITAL TRUST, INC.

(Name of Subject Company (Issuer))

CORPORATE CAPITAL TRUST, INC.

(Names of Filing Persons (offeror and issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

219880 101

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Thomas K. Sittema

Chief Executive Officer

Corporate Capital Trust, Inc.

CNL Center at City Commons

450 South Orange Avenue

Orlando, Florida 32801

Tel: (866) 745-3797

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Richard E. Baltz, Esq.

Darren C. Skinner, Esq.

Arnold & Porter LLP

555 Twelfth Street, N.W.

Washington, D.C. 20004-1206

Tel: (202) 942-5000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$52,456,684.61	$6,095.47

*	The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $116.20 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase dated July 14, 2015 (the “Offer to Purchase”) attached hereto as Exhibit 99(a)(1)(A), entitled “Summary Term Sheet,” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is Corporate Capital Trust, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in Maryland (the “Company”). The address of its principal executive office is 450 South Orange Avenue, Orlando, Florida 32801; and the telephone number of its principal executive office is (866) 745-3797.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to purchase, as approved by the Board (as defined below), 5,424,683 shares of its issued and outstanding common stock, par value $0.001 per share (the “Shares”). The offer is for cash at a price equal to $9.67 per Share (the “Purchase Price”), and is made upon the terms and subject to the conditions set forth in the Offer to Purchase and the accompanying Letter of Transmittal attached hereto as Exhibit 99(a)(1)(B) (the “Letter of Transmittal,” and together with the Offer to Purchase and any amendments or supplements thereto, the “Offer”).

The information set forth in the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The Shares are not currently traded on an established trading market.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person and the subject company. The information set forth under Item 2(a) above and in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase under the “Summary Term Sheet,” Section 1 (“Purchase Price; Number of Shares; Expiration Date”), Section 3 (“Certain Conditions of the Offer”), Section 4 (“Procedures for Tendering Shares”), Section 5 (“Withdrawal Rights”), Section 6 (“Payment for Shares”), Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”), Section 10 (“Certain Effects of the Offer”), Section 13 (“Certain United States Federal Income Tax Consequences”) and Section 14 (“Amendments; Extension of Tender Period; Termination”) is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference. Except as set forth therein, the Company does not know of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between the Company, any of its executive officers or directors, any person controlling the Company or any officer or director of any corporation ultimately in control of the Company and any person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”) and Section 10 (“Certain Effects of the Offer”) is incorporated herein by reference.

(c) Plans. Except as previously disclosed by the Company or as referred to in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”), Section 7 (“Source and Amount of Funds”) and Section 10 (“Certain Effects of the Offer”), each of which is incorporated herein by reference, the Company does not have any present plans or proposals and is not engaged in any negotiations that relate to or would result in:

(i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, other than in connection with transactions in the ordinary course of the Company’s operations and for purposes of funding the Offer;

(iii) any material change in the Company’s present dividend rate or policy, or indebtedness or capitalization of the Company;

(iv) any change in the present board of directors (“Board”) or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or any material change to the Advisory Agreement;

(v) any other material change in the Company’s corporate structure or business, including any plans or proposals to make any changes in the Company’s investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended;

(vi) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(vii) the suspension of the Company’s obligation to file reports pursuant to Section 15(d) of the Exchange Act;

(viii) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, other than in connection with transactions in the ordinary course of the Company’s operations, including the Company’s continuous offering of up to 209,000,000 Shares, and the registration of up to $750,000,000 of the Company’s common stock, preferred stock, warrants or debt securities, which the Company may offer from time to time in one or more offerings or series; or

(ix) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under Section 7 (“Source and Amount of Funds”) is incorporated herein by reference.

(b) Conditions. Not applicable.

(c) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

Item 10.	Financial Statements.

(a) Financial Information. Not applicable. Financial statements have not been included because the consideration offered to security holders consists solely of cash; the Offer is not subject to any financing condition; and the Company is a public reporting company under Section 13(a) of the Exchange Act and files its reports electronically on the EDGAR system.

(b) Pro Forma Financial Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(2)-(5) Not applicable.

(b) Other Material Information. The entire text of the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

EXHIBIT NO.	DESCRIPTION

99(a)(1)(A)	Offer to Purchase, dated July 14, 2015

99(a)(1)(B)	Form of Letter of Transmittal

99(a)(1)(C)	Form of Notice of Withdrawal of Tendered Shares

99(a)(1)(D)	Stockholder Letter and Summary Advertisement, dated July 14, 2015

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2015

CORPORATE CAPITAL TRUST, INC.

By:	/s/ Steven D. Shackelford
Name:	Steven D. Shackelford
Title:	Chief Financial Officer